MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

217 MADISON AVENUE

NEW YORK, NEW YORK 10016

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
_______	ARTHUR L. PORTER, JR.
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

November 24, 2015

Filed Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:

Nostalgia Family Brands, Inc.

Registration Statement on Form S-1

Filed August 13, 2015

File No. 333-206332

Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012

Filed June 2, 2015

File No. 0-54857

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). We are writing on the Company's behalf with respect to the comment letter dated September 9, 2015 with respect to the Company's registration statement on Form S-1 filed on August 13, 2015 and Form 10-K filed on June 2, 2015.

At the request of SEC staff, we respectfully request that the Company be granted an extension through November 30, 2015 with respect to filing a response to the comment letter with respect to the Form 10-K and refiling a revised Form 10-K with the SEC.

Thank you for your consideration.

Very truly yours, Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

Cc: Nostalgia Family Brands, Inc.

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